FORM 6–K

SECURITIES AND EXCHANGE COMMISSION
WashingtonD.C.20549

Report of Foreign Issuer

Pursuant to Rule 13a–16 or 15d–16 of the Securities Exchange
Act of 1934
5 August 2002

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20– F or Form 40– F.

Form 20– F X	Form 40– F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3– 2(b) under the Securities Exchange Act of 1934.

Yes X	No
Rule 12g3-2(b): 82–

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6–K:

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)      Name of company

The Royal Bank of Scotland Group plc

2)      Name of director

Mr Norman Cardie McLuskie

3)      Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non– beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non– beneficial interest

Self

4)      Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Norman Cardie McLuskie

5)      Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6)      Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of 1997 Sharesave grant
Exercise of 1999 Sharesave grant

7)      Number of shares/amount of stock acquired

1997 Sharesave grant – 1,046
1999 Sharesave grant – 149

8)      Percentage of issued class
–

9)      Number of shares/amount of stock disposed
–

10)      Percentage of issued class
–

11)      Class of security

Ordinary Shares of 25p each

12)      Price per share

1997 Sharesave Grant – £4.61
1999 Sharesave Grant – £10.06

13)      Date of transaction

1 July 2002

14)      Date company informed

2 July 2002

15)       Total holding following this notification

148,849 Ordinary Shares of 25p each

16)       Total percentage holding of issued class following this notification
–

If a director has been granted options by the company please complete the following boxes

17)      Date of grant

18)       Period during which or date on which exercisable

19)       Total amount paid (if any) for grant of the option

20)       Description of shares or debentures involved: class, number

21)       Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22)      Total number of shares or debentures over which options held following this notification

116,095

23)      Any additional information
–

24)      Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat
0131 523 4711

25)      Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification
3 July 2002

THE ROYAL BANK OF SCOTLAND GROUP AND TD WATERHOUSE TO FORM JOINT VENTURE

The Royal Bank of Scotland Group plc ("RBSG") has today, 9 July 2002, agreed to the sale of 50 per cent of the issued ordinary share capital of NatWest Personal Financial Management Limited ("NWPFM"), the holding company for NatWest Stockbrokers Limited ("NWS"), to The Toronto– Dominion Bank, the ultimate holding company for TD Waterhouse Investor Services (Europe) Limited ("TD Waterhouse"). Under the terms of the agreement NWS will become a 50:50 owned joint venture company which will continue to operate using its existing name. Completion of the transaction is conditional upon the necessary regulatory consents having been obtained and is expected to take place in approximately two months.

It is expected that NWPFM will have consolidated net assets of approximately £22 million as at the date of completion.

This transaction will see TD Waterhouse provide the operational and settlement platform for execution only share deals to the customers of RBSG´s core retail banking brands. By outsourcing this to TD Waterhouse NWS will benefit from the significant investment TD Waterhouse has made in its UKplatform. NWS will also have the opportunity to expand and enhance the services it can offer the bank´s retail customer base while TD Waterhouse will benefit from increased order flow through its share–dealing infrastructure.

Gordon Pell, Chairman, Retail Banking and Wealth Management, RBSG, said, "This is an ideal partnership. NatWest Stockbrokers is one of the most highly regarded providers of execution only share dealing services in the UK and TD Waterhouse is a world leader who has already made a significant investment in its operating platform in the UK and enjoyed considerable success.

"The new partnership will allow us to focus on delivering a quality service to our customers as well as giving us the capability to extend our offering to our entire retail customer base."

Bharat Masrani, Executive Vice President of TD Bank Financial Group and Vice Chairman of TD Waterhouse Group, said, "The share dealing market is fast moving and customers demand the very highest levels of service when settling their trades and that is exactly what we provide. This joint venture is testament to the quality, capacity and capabilities of the TD Waterhouse operational platform and NatWest Stockbroker´s reputation for customer service."

For further information please contact:

The Royal Bank of Scotland Group:
Investor Relations, Jonathan Atack	Tel: 0207 427 9574
Media Relations, Anthony Frost	Tel: 0207 920 1631.
TD Waterhouse:
Ian O´Doherty, Edelman	Tel: 020 7344 1554

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 1 AND SERIES 2 NON–CUMULATIVE CONVERTIBLE DOLLAR PREFERENCE SHARES OF US$0.01 FOR THE PERIOD TO 30 SEPTEMBER 2002

The Directors have declared the specified dividends on the undernoted series of non– cumulative convertible dollar preference shares, all of which are represented by American Depositary Shares, for the six months to 30 September 2002. The dividends will be paid on 30 September 2002 at the undernoted rates to holders on the register at the close of business on 13 September 2002.

As at the date of this announcement all of the undernoted non– cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 September 2002.

Series	Dividend payable per share
Series 1	US$45.59
Series 2	US$44.085

31 July 2002

End

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES B and SERIES C NON– CUMULATIVE DOLLAR PREFERENCE SHARES OF US$25.00 FOR THE THREE MONTHS TO 16 OCTOBER 2002

The Directors have declared the specified dividends on the undernoted Series of non– cumulative dollar preference shares for the three months to 16 October 2002. The dividends will be paid on 16 October 2002 at the undernoted rates to holders on the register at the close of business on 6 September 2002.

Series	Dividend payable per share
Series B	US$0.4921875
Series C	US$0.48519

31 July 2002

End

NATIONAL WESTMINSTER BANK Plc

DIVIDEND ON SERIES A NON– CUMULATIVE STERLING PREFERENCE SHARES OF £1.00 FOR THE SIX MONTHS TO 16 OCTOBER 2002

The Directors have declared the specified dividend on the Series A non– cumulative sterling preference shares of £1.00 for the six months to 16 October 2002.

The dividend will be paid on16 October 2002 at the rate of 4.5p per share to holders on the register at close of business on 6 September 2002.

31 July 2002

End

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES B, SERIES C, SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON– CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 30 SEPTEMBER 2002

The Directors have declared the specified dividends on the undernoted Series of non– cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 30 September 2002. The dividends will be paid on 30 September 2002 at the undernoted rates to holders on the register at the close of business on 13 September 2002. As at the date of this announcement all of the undernoted Non– cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 13 September 2002.

Series	Dividend payable per share
Series B	US$0.63
Series C	US$0.534375
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

31 July 2002

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

5 August 2002

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: H Campbell
Title: Head of Group Secretariat